Exhibit 99.35
CERTIFICATE OF QUALIFIED PERSON
As a contributor to the Technical Report titled “Technical Report NI 43-101F, Los Filos Project, Mexico”, dated 31 March 2006, on the Los Filos Bermejal Project in Mexico of Luismin S.A. de C.V., a wholly owned subsidiary company of Goldcorp Inc.,
I do hereby certify that:
•	My name is Daniel W. Kappes and I am President of the firm of Kappes, Cassiday & Associates at 7950 Security Circle, Reno, Nevada USA 89506.

•	My residential address is 1721 York Way, Sparks, Nevada USA 89431.

•	I am a Professional Mining and Metallurgical Engineer (No. 3223) in the State of Nevada, USA, registered through the Nevada State Board of Professional Engineers and Land Surveyors.

•	I am a graduate of the Colorado School of Mines (1966) and the University of Nevada, Mackay School of Mines (1972), and hold B. Sc. and M. Sc. degrees in Mining Engineering.

•	I have practiced my profession continuously since 1966.

•	I am a “Qualified Person” for the purposes of NI 43-101 by reason of my education, affiliation with a professional association as defined by NI 43-101 and past relevant work experience.

•	I visited the Los Filos Project on 30 March 2004 for one day.

•	I am responsible for Section 16 Mineral Processing and Metallurgy Testing, and Section 18.4 Processing, of the Technical Report.

•	I have not had any prior involvement with the Los Filos Project

•	I am independent of the issuer as described in Section 1.4 of the Instrument.

•	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with the Instrument and the Form.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

•	I consent to the filing of the Report titled “Technical Report Prepared for Los Filos Project, Mexico” dated 31 March 2006 with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on its websites accessible by the public.

Signed and dated September 25, 2006.

/s/ Daniel W. Kappes
Daniel W. Kappes
President
P. Eng., B. Sc., M. Sc.
Kappes, Cassidawy & Associates